MAYER BROWN ROWE & MAW

RECEIVED

2006 NOV 22 A 8:27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 17, 2006

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

06018644

Re: Schwarz Pharma AG (File No. 82-4406)

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith are the following documents, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated November 15, 2006
2. Press Release, dated November 17, 2006

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon N. Purcell

Encl

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

PROCESSED
NOV 2 4 2006
THOMSON FINANCIAL

11/22

17413788

SCHWARZ
PHARMA

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Press Release - Lacosamide Has a Novel Dual Mode of Action

Press Room > Press Releases 2006 > Press Release - Lacosamide Has a Novel Dual Mode of Action

Lacosamide Has a Novel Dual Mode of Action

In preclinical studies, two different and novel modes of action have been identified for lacosamide. While the first is supposed to underlie the immediate effects in epilepsy and diabetic neuropathic pain therapy, the second potentially results in disease modifying effects. The data will be included in the submission documents for Lacosamide in epilepsy and diabetic neuropathic pain.

November 15, 2006 – SCHWARZ PHARMA announces today that it has identified a novel dual mode of action for lacosamide: the selective enhancement of sodium channel slow inactivation and the modulation of CRMP-2 (collapsin-response mediator protein 2). Preclinical trials showed that these novel modes of action could be the basis for the efficacy of lacosamide in the treatment of epilepsy and diabetic neuropathic pain and potentially slow or even stop the progression of the diseases. These data were initially presented at the 9th International Conference on the Mechanisms and Treatment of Neuropathic Pain, Bermudas, in November 2006. They will be included in the application documents for both indications epilepsy and diabetic neuropathic pain.

"Based on the proposed modes of action, patients might could get a significant benefit in the treatment of their diseases: Lacosamide seems not only to be an efficacious treatment option in epilepsy and neuropathic pain but might have the potential to directly affect the progression of the diseases" said Iris Loew-Friedrich, MD, PhD, member of the Executive Board SCHWARZ PHARMA AG and responsible for R&D. "In addition, it is very unusual that a mode of action of an antiepileptic drug is being identified before market launch. We are therefore able to include this data in our submission documents for both epilepsy and diabetic neuropathic pain for evaluation by regulatory authorities."

In detailed electrophysiological studies, it was shown that lacosamide selectively enhanced sodium channel slow inactivation without affecting fast inactivation by attenuating the proportion of available channels in a time- and voltage-dependent manner. Thus, lacosamide reduces pathological hyperactivity of neurons without disrupting normal physiological activity. As a consequence, lacosamide showed clear antinociceptive effects against hyperalgesia and allodynia and potent anticonvulsant activity. This is a novel mode of action since none of the other sodium channel modulators show selective enhancement of slow inactivation.

The second molecular mechanism underlying the analgesic and anticonvulsant activity of lacosamide is the interaction of lacosamide with collapsin-response mediator protein 2 (CRMP-2), a cytosolic neuronal protein involved in axon growth and neuronal plasticity. The interaction was identified in biochemical experiments and confirmed in functional studies where lacosamide attenuates the CRMP-2 mediated effects of neurotrophic factors on axon outgrowth. This interaction might potentially result in disease modifying effects.

Lacosamide is a new chemical entity with a novel dual mode of action. The new chemical entity lacosamide is currently in phase III clinical development for epilepsy and for the treatment of diabetic neuropathic pain. In clinical trials, it has not shown clinically relevant pharmacokinetic interactions with other anti-epileptic drugs or other drugs like oral contraceptives. Marketing applications will be submitted for both indications in Europe and the US in 2007.

SCHWARZ PHARMA's neurology pipeline includes a number of projects in advanced stages of clinical development: Compounds for the treatment of Parkinson's disease, Restless Legs Syndrome, epilepsy and neuropathic pain. Earlier development projects include project with lacosamide for the treatment of fibromyalgia, osteoarthritis and migraine prophylaxis. The most advanced project, Neupro® (rotigotine transdermal patch) for the treatment of Parkinson's disease, has been launched in Europe in March 2006 and is currently under review in the US.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that

may be implied by such forward-looking statements contained in this press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

File No.: 82-4406

SCHWARZ
PHARMA

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Press Release - Neupro® Receives Positive Opinion from European CHMP

Neupro® Receives Positive Opinion from European CHMP for the Treatment of Advanced Parkinson's Disease

Clinical trials have shown efficacy and safety also in advanced Parkinson's disease patients.

November 17, 2006 - SCHWARZ PHARMA announced today that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) adopted a positive opinion recommending the extension of the marketing authorization for Neupro® (rotigotine transdermal patch), for the treatment of patients with advanced stage Parkinson's disease as combination therapy. Upon receipt of approval, SCHWARZ PHARMA will be able to market Neupro® for patients with advanced Parkinson's disease throughout all 25 European Union countries. Neupro® is already approved and on the market in Europe for the treatment of patients with early stage Parkinson's disease as monotherapy.

"Transdermal administration of a dopamine agonist offers a promising option for patients suffering from Parkinsons's disease," says Iris Loew-Friedrich, MD, PhD, CSO SCHWARZ PHARMA AG. "Rotigotine, a new chemical entity, is combined with an innovative formulation technology, the first Parkinson's patch, to offer patients good symptom control over twenty-four hours. In the clinical trials we have observed a noticeable increase in 'on' time without troublesome dyskinesia – an important parameter for patients."

Neupro®, with the active ingredient rotigotine, is a non-ergoline dopamine receptor-agonist formulated as a transdermal delivery system, a patch. The patch is applied to the skin once a day and provides rotigotine continuously to the body for 24 hours. Multinational clinical studies with patients in early and advanced stages of Parkinson's disease have shown efficacy and safety in Parkinson's disease patients and a potential for long term benefit. In more than 20 clinical trials, more than 2,000 patients with early or advanced Parkinson's disease have been treated with rotigotine transdermal patch. Rotigotine exhibits a promising receptor profile, rapid metabolism and low potential of pharmacokinetic drug-drug interactions. The patch administration of rotigotine offers the convenience of once daily-dosing and easy usage.

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

SCHWARZ PHARMA (headquartered in Monheim, Germany) is a stock listed company with approximately 4,400 employees worldwide. The company develops novel medicines in the therapeutic areas of the central nervous system. Furthermore it markets innovative drugs focused to treat cardiovascular and gastro-intestinal diseases. In 2005 the SCHWARZ PHARMA group achieved global sales of nearly € 1 billion. The company has a strong international presence with subsidiaries in Europe, USA and Asia.

Contact: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49-2173 48 2329